EXHIBIT 1

Gregory Fortunoff

25 Montrose Court

Roslyn, NY 11576

(917) 699-0860

September 27, 2022

VIA FEDERAL EXPRESS

Board of Directors

Kingstone Companies, Inc.

15 Joys Lane

Kingston, NY 12401

Attention: Barry B. Goldstein, Chairman of the Board

Re: Current Despicable Situation

Ladies and Gentlemen,

As you all know, we have been critical of the Management and the Board of Directors of the Kingstone Companies over the last year. We continue to stand by our previous comments and complaints. We feel that they are all even more valid today than they were when we wrote them originally.

Management and the Board have sat idle since March of this year, after hiring a banker. You have done nothing, that we know of, to improve the value of our company. You have a “non-binding” bid from a viable buyer that has sat out there since May with no movement, other than to extend the exclusive position of the buyer. You have allowed this “non-binding” exclusive buyer to keep you from speaking with other potential buyers in order to maximize shareholder value. You have dragged this process on as the stock price continues to drift lower and the leverage for the buyer has only improved. This “non-binding offer” and exclusive arrangement should have had a deadline and this type of offer should not keep the company from speaking with other suitors. Either the bid is sound and creates value for shareholders, or it does not. Either way, the Board should decide forthwith and share this decision with all shareholders.

As far as shareholders know, because you have no respect for us and have decided to remain silent, you have made no progress in securing the thirty-million-dollar replacement money for the bonds that are coming due, while interest rates soar. Management and the Board knew this bond was due at the end of the year and should have secured this money long before rates spiked or at least after it was obvious that rates were going higher. Barry mentioned on the last call that this money was being secured. However, we have heard nothing, while the anxiety level grows as to the real ability of the company to get this money and then the question is, at what interest rate? Management and the Board are hiding behind “ongoing takeover discussions” to communicate as little as possible with regular shareholders. There is no reason why we cannot be kept up to date on important events other than the possible deal.

Aside from the obvious downgrade in value of our bond portfolio, due to the increase in interest rates, the operating performance of the company has been awful and continues to push the book value lower. There have been no major weather events and all of the talk about Kingstone 2.0 and higher rates etc. have done nothing to improve the bottom line. You continue to pay a dividend to make Barry happy as he likes the payment, while losing money and being downgraded by a rating agency. Your lack of ability to make decisions that are in the best interests of all shareholders is ongoing and bordering on negligence. We have seen nothing since our ownership of KINS to say that the Management or the Board care one bit about the performance of the equity of the company. Barry, his daughter and the Board continue to take precious money out of our company. We have seen no gesture from the Board to take all stock instead of cash as compensation, nothing from Barry to cut his salary in these tough times, and nothing from the company to say that they understand what they are going through and they will do whatever is needed to survive.

The recent vote in the proxy statement that showed over 30% of the votes cast withholding their votes for the Board of Directors proves that shareholders are fed up with this puppet Board. The number of votes withheld is a clear sign that there is a lack of confidence in this Board and that you should start to think as a common shareholder and not just think about Barry Goldstein, his salary, his dividend and his new extended contract. You should all be embarrassed to see the number of votes cast against you. If nothing else, this should be a clear sign that your days are numbered and your failure to act in the best interests of shareholders will end soon.

We are putting Management and the Board on notice with this letter that we will not allow this type of disrespect and negligence to continue without consequences. We are reviewing all of our options with our counsel, and will not hesitate to act if the Board does not stand up and do what is best for all shareholders. We demand that the Board address our issues, convey the current status of all outstanding items to shareholders in a public forum and move in a deliberate and expeditious manner to secure the integrity and value of our company.

We look forward to your quick response to this letter,

Sincerely,

/s/ Gregory Fortunoff

Gregory Fortunoff